SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

UNIVERSAL SECURITY INSTRUMENTS, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 913821302
(CUSIP Number) Ali Davoudi 7555 Ipswitch Rd. Houston, TX 77061 713-640-4000 Copies to: Ralph S. Janvey, Esq. Krage & Janvey, L.L.P. 2100 Ross Avenue Suite 2600 Dallas, TX 75201 (214) 397-1912
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications) February 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913821302
(1)	Names of Reporting Persons Ali Davoudi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 14,700
	(8)	Shared Voting Power 129,000
	(9)	Sole Dispositive Power 14,700
	(10)	Shared Dispositive Power 129,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 143,700
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) 6.2%*
(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 2,312,887 shares outstanding as of February 9, 2021 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2020 filed on February 9, 2021.

CUSIP NO. 913821302
(1)	Names of Reporting Persons Haydeh Davoudi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) 5.6%*
(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 2,312,887 shares outstanding as of February 9, 2021 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2020 filed on February 9, 2021.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule”) relates to shares of Common Stock, $0.01 par value per share, of Universal Security Instruments, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11407 Cronhill Drive, Suite A; Owings Mills, Maryland 21117.

Item 2. Identity and Background.

(a)       This Schedule is being filed by Ali Davoudi and Haydeh Davoudi (together, the “Reporting Persons”). The Reporting Persons are husband and wife.

(b)       The address of each of the Reporting Persons is 7555 Ipswitch Rd., Houston, Texas 77061, ATTN: Mr. Ali Davoudi.

(c)       The principal occupation of Mr. Ali Davoudi is serving as Vice Chairman of Million Air, a company engaged in aviation services. Ms. Haydeh Davoudi’s principal occupation is owner of Epic Sporthorses, a company engaged in the sale of horses. The mailing address for both Reporting Persons is set forth in paragraph (b) above.

(d)       Neither of the Reporting Persons has been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Both Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased the shares of the Issuer in a series of open-market transactions and funded the purchases with the personal funds. The total amount of funds used by the Reporting Persons to acquire the shares was $1,406,572.

Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of the Issuer for investment purposes. However, as of the date of this filing, the Reporting Persons intend to have discussions and communications with the Issuer regarding the Issuer’s operations which may inform plans which could include an extraordinary corporate transaction, such as an acquisition or merger. No such discussion has occurred and no commitment, binding or non-binding, has been made. Moreover, no due diligence has commenced other than brief communications with Issuer’s management regarding publicly available information.

In the course of negotiations and discussions with the Issuer, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations, and subject to applicable laws, the Reporting Persons may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as they deem appropriate under the circumstances from time to time, and reserve the right to dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Except as set forth in this Item 4, neither of the Reporting Persons currently have any other present plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares beneficially owned by the Reporting Persons, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Ali Davoudi(2)	14,700	129,000	143,700	6.2%

Haydeh Davoudi(3)	0	129,000	129,000	5.6%

(1)	This percentage was calculated based upon a total of 2,312,887 shares outstanding as of February 9, 2021 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2020 filed on February 9, 2021.

(2)	Ali Davoudi has sole power to vote or dispose of the Issuer’s shares in accounts: held in his name (3,800 shares); held in a Rollover IRA in his name (8,800 shares); and in UTMA accounts for the benefit of each of his three minor children (2,100 shares in the aggregate). Mr. Davoudi has shared voting and dispositive power in a joint account held with his spouse, Haydeh Davoudi, (129,000 shares).

(3)	Haydeh Davoudi has shared power to vote or dispose of the Issuer’s shares in accounts held jointly with her spouse, Ali Davoudi (129,000 shares). Ali Davoudi has the right to vote and dispose her interest in the joint account as set forth in Exhibit 99.2.

(c)       All transactions effected during the past sixty days are set forth on Exhibit 99.1. All transactions were open market purchases.

(d)       The minor children of Ali and Haydeh Davoudi are beneficiaries of dividends or dispositions of stock held in the UTMA accounts for their benefit.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither of the Reporting Persons is a party to any third-party contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Ali Davoudi has dispositive and voting power over all securities held in the joint account with his wife, as set forth in the Power of Attorney attached as Exhibit 99.2.

Item 7. Material To Be Filed as Exhibits.

Exhibit No. 99.1	Schedule of Transactions in Last Sixty Days

Exhibit No. 99.2	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2021	ALI AND HAYDEH DAVOUDI

	BY:	/s/ Ali Davoudi
Ali Davoudi, individually, and as attorney-in-fact for Haydeh Davoudi